SECUI 09056478 MISSION

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SEC FILE NUMBER
8 - 53497

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gridley & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 E. 53rd Street, 24th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Bornhuetter Gridley — (212) 400-9711
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/17

OATH OR AFFIRMATION

I, Linda Bornhuetter Gridley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gridley & Company LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO
Title

Notary Public

JANET M. NELSON
Notary Public, State of New York
No. 31-492903
Qualified in New York County
Commission Expires May 2, 20 10

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRIDLEY & COMPANY LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Gridley & Company LLC

We have audited the accompanying statement of financial condition of Gridley & Company LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gridley & Company LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 20, 2009

GRIDLEY & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalent	$	104,464
Annuity investment, at fair value		230,489
Investment banking fees receivable		1,245,569
Prepaid expenses and other assets		116,676
	$	1,697,198
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses and other liabilities	$	14,676
Due to Parent		31,493
Deferred income taxes		53,133
Total liabilities		99,302
Member's equity		1,597,896
	$	1,697,198

See accompanying notes to financial statements.

GRIDLEY & COMPANY LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenues	
Investment banking	$ 4,408,526
Interest and other income	25,766
	4,434,292
Operating expenses	
Employee compensation and benefits	1,336,893
Marketing and client events	214,614
Administrative service fee	348,102
Professional fees	186,113
Commissions	291,667
Other expenses	372,434
Total expenses	2,749,823
Income before income tax expense	1,684,469
Income tax expense	95,040
Net income	$ 1,589,429

See accompanying notes to financial statements.

GRIDLEY & COMPANY LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2008

Member's equity, January 1, 2008	$ 358,467
Member distributions	(350,000)
Net income	1,589,429
Member's equity, December 31, 2008	$ 1,597,896

See accompanying notes to financial statements.

GRIDLEY & COMPANY LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 1,589,429
Adjustments to reconcile net income to net cash provided by operating activities:	
Accrued interest on annuity investment	(8,078)
Deferred income tax expense	53,133
Changes in operating assets and liabilities:	
Investment banking fees receivable	(1,159,233)
Prepaid expenses and other assets	(88,962)
Accrued expenses and other liabilities	(155,322)
Due to Parent	19,870
Deferred revenue	(40,000)
Net cash provided by operating activities	210,837
Cash flows from investing activities, distribution from annuity investment	25,610
Cash flows from financing activities, member distributions	(350,000)
Net decrease in cash	(113,553)
Cash and cash equivalent, beginning of year	218,017
Cash and cash equivalent, end of year	$ 104,464

See accompanying notes to financial statements.

1. Nature of business

Gridley & Company LLC (the "Company"), a wholly-owned subsidiary of Gridley Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing investment banking services.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Annuity Investment

The Company has an investment in an annuity in which the purchase price of the annuity, accrues interest, and has a cash surrender value, which is equal to the purchase price of the annuity, less a surrender charge (6% at December 31, 2008), which decreases to zero after the sixth anniversary of the purchase of the annuity. The surrender value of the annuity at December 31, 2008 was $223,371.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157", which delayed the effective date of SFAS No. 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal year. The Company has elected to defer implementation of SFAS No. 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value until January 1, 2009. The Company is in the process of evaluating the effect, if any, the adoption of FSP No. 157-2 will have on its results of operation or financial position.

Valuation Techniques

The Company values its investment in the annuity at its cash surrender value.

Cash and Cash Equivalents

The Company considers its highly liquid investments in money market accounts and certificate of deposits, with original maturity of three months or less, to be cash equivalents.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2008.

Revenue Recognition

Investment banking revenues include gains, losses and fees, arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned for providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on its income. The Parent is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rate, is recorded as an expense on the books of the Company, in accordance with the provisions of Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the consolidated current and deferred tax expense for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company complies with SFAS 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, and based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

3. Fair value measurements (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Certificate of deposit, at fair value	$ 105,287	$ -	$ -	$ 105,287
Annuity investment, at fair value	230,489			230,489
	$ 335,776	$ -	$ -	$ 335,776

4. Related party transactions

For the year ended December 31, 2008, the Company was charged an aggregate of approximately $348,000 for administrative services provided by the Parent, as provided for in an operating agreement between the Company and the Parent, which stipulates the reimbursement to the Parent of 110% of administrative expenses incurred by the Parent.

The net balance of approximately $31,000 due to the Parent at December 31, 2008 represents advances to the Parent for operating expenses incurred by the Parent, offset by the reimbursement due to the Parent for expenses incurred under the operating agreement.

5. Income taxes

The provision for income taxes for the year ended December 31, 2008 is summarized as follows:

Current	
City	$ 41,907
Deferred	
City	53,133
	$ 95,040

The components of the Company's deferred tax liability of approximately $53,000, relate to temporary differences for accrual to cash basis tax adjustments.

6. Major customers

The Company had three customers in 2008 aggregating approximately 60% of total revenues, and 91% of investment banking fees receivable at December 31, 2008.

7. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of approximately $236,000, which was approximately $231,000 in excess of its minimum requirement of $5,000.

8. Concentrations of credit risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Retirement plan

The Company has a 401(k) Plan covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan, which is at the discretion of the executive committee and is determined annually in advance and funded bi-monthly. There was no matching contribution made for the year ended December 31, 2008.

GRIDLEY & COMPANY LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Member's equity		$ 1,597,896
Add		
Deferred tax liability		53,133
Less nonallowable assets		
Investment banking fees receivable		1,245,569
Prepaid expenses and other assets		116,676
		1,362,245
Net capital before haircut		288,784
Less haircut		53,012
Net capital		$ 235,772
Aggregate indebtedness		$ 46,169
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 3,078
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Net capital ($235,772 - $5,000)		$ 230,772
Percentage of aggregate indebtedness to net capital	$ 46,169 / $ 235,772	20%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2008

GRIDLEY & COMPANY LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive benefit of Customers."

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Gridley & Company LLC

In planning and performing our audit of the financial statements and supplemental schedules of Gridley & Company LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the advisory committee, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 20, 2009

GRIDLEY & COMPANY LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))